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                                   SchwabFunds
                              101 Montgomery Street
                             San Francisco, CA 94104

May 13, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Randolph S. Koch

Re: Schwab Capital Trust - Request for Withdrawal of Post-Effective Amendment No. 51 on Form N-1A (File No. 33-31894 and Accession No. 000950149-03-000461) Pursuant to Rule 477 under the Securities Act of 1933.

Mr. Koch:

         On February 28, 2003, Schwab Capital Trust (the "Company") filed Post Effective Amendment No. 51 to the Company's Registration Statement on Form N-1A for the purpose of introducing the Schwab Small-Cap Equity Fund (the "Fund"). This registration statement was inadvertently filed on behalf of the wrong registrant, Charles Schwab Family of Funds (File No. 33-31894). The Company has not sold any shares of the Fund. Accordingly, pursuant to Rule 477 under the 1933 Act, we request the withdrawal of Post-Effective Amendment No. 51 (File No. 33-31894 and Accession No. 0000950149-03-000461). Post-Effective Amendment No. 51 was refiled on behalf of the correct registrant, the Company, on April 7, 2003 (File No. 33-62470 and Accession No. 0000950149-03-000815).

         Should you have any questions or comments, please do not hesitate to call Jody Stuart at (415) 667-3991.

Sincerely,

/s/ Tai-Chin Tung

Tai-Chin Tung
Treasuer

CC:      Jody Stuart, Esq
         Koji Felton, Esq